October 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Avenue Therapeutics, Inc. (CIK: 0001644963)
Registration Statement on Form S-1 (the “Registration Statement”) Reg. No. 333-267206

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 4:01 p.m. Eastern Time, on October 6, 2022, or at such other time as the Company or its outside counsel, McGuireWoods LLP, may request via a telephone call to the staff of the Commission.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution.

The undersigned has complied and will comply, and we have been informed by any other participating underwriters and dealers that they have complied with and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Griffin Cassagne
	Name:	Griffin Cassagne
	Title:	Executive Vice President